Exhibit 99.1

COSCIENS Biopharma Inc. Completes Share Capital Amendment

TORONTO, ONTARIO, JULY 3, 2026 – COSCIENS Biopharma Inc. (TSX: CSCI) (OTCQB: CSCIF) (“COSCIENS” or the “Company”), today announced the previously announced consolidation (the “Consolidation”) of the common shares of the Company (the “Common Shares”) on the basis of a ratio of one post-Consolidation Common Share for every 150 pre-Consolidation Common Shares (the “Consolidation Ratio”); and (ii) an immediate subsequent split (the “Split”) of the Common Shares on the basis of 50 Common Shares for every one post-Consolidation Common Share (collectively, the “Share Capital Amendment”), became effective today (the “Effective Date”).

Shareholders who held fewer than 150 Common Shares as of the close of business yesterday became entitled to a cash payment of US$1.60 in exchange for their pre-Consolidation Common Shares. All other shareholders participated in the Split and, as a result, will have their pre-Consolidation interest reduced by a factor of three (subject to rounding any post-Split fractional interests).

The Common Shares are expected to begin trading on a post-Share Capital Amendment basis on the TSX within two business days of the Effective Date under the same trading symbol.

As previously announced, letters of transmittal were mailed to registered shareholders on or about May 26, 2026 providing instructions to surrender the certificates or DRS advices evidencing their Common Shares to the Company’s depositary and exchange agent, Computershare Investor Services Inc. (“Computershare”), for (i) in the case of holders of 150 or more Common Shares as of the Effective Date, replacement DRS advices representing the number of Common Shares such shareholder is entitled to as a result of the Share Capital Amendment and (ii) in the case of holders of less than 150 Common Shares as of the Effective Date, the Cash Consideration. Copies of the letters of transmittal are available on the Company’s SEDAR+ profile at http://www.sedarplus.ca.

The Company is expected to proceed with filing a Form 15 with the U.S. Securities and Exchange Commission on July 6, 2026 which is anticipated to allow the Company to suspend its reporting obligations under the U.S. Securities and Exchange Act of 1934, as amended.

About COSCIENS Biopharma Inc.

COSCIENS is a holding company, operating through its subsidiaries. COSCIENS’s principal operating subsidiary, Ceapro Inc. (“Ceapro”) is focused on the development and commercialization of natural, plant-based active ingredients derived from oats and other renewable plant resources, using proprietary manufacturing and extraction technologies. Ceapro’s primary active ingredient business activities relate to the development and commercialization of natural products for personal care, cosmetic, human and animal health industries using proprietary technology, natural, renewable resources and developing innovative products, technologies and delivery systems.

The Company’s common shares are listed on the TSX under the symbol “CSCI” and are listed and posted for trading on the OTCQB® Venture Market under the symbol “CSCIF”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward- looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward- looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to the day on which the Common Shares will begin trading on the Toronto Stock Exchange on a post-Share Capital Amendment basis and the filing of a Form 15 with the Securities Exchange Commission and the suspension of the Company’s reporting obligations in the U.S. in connection therewith.

These statements are based on current expectations and assumptions, including factors or assumptions factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from those expressed or implied by such forward-looking statements, including but not limited to the factors described in “Risks Relating to Us and Our Business” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Issuer Contact:

Peter H. Puccetti

President, CEO and Chairman of the Board

pp@cosciensbio.com

Giuliano La Fratta

Chief Financial Officer

glafratta@cosciensbio.com

Investor Contact:

IR@cosciensbio.com